UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): July 18, 2022

THE ODP CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-10948	85-1457062
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6600 North Military Trail, Boca Raton, FL	33496
(Address of Principal Executive Offices)	(Zip Code)

(561) 438-4800

(Registrant’s Telephone Number, Including Area Code)

Former Name or Former Address, If Changed Since Last Report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock, par value $0.01 per share	ODP	The NASDAQ Stock Market (NASDAQ Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

The ODP Corporation (the “Company”) issued a press release containing preliminary unaudited information about the Company’s expected results for the second quarter ended June 25, 2022 and outlook for its fiscal year ending December 31, 2022. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished pursuant to Item 2.02 in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

Item 8.01. Other Events.

The press release referred to above also announced that the Company’s Board of Directors has approved a new $600 million share repurchase authorization, available through June 30, 2024. As a part of this new authorization, the Company is launching a $300 million modified “Dutch auction” cash tender offer to be funded through its cash on hand and its asset-based lending facility.

Additional Information and Where to Find It

The tender offer described above has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described or at all. On the commencement date of the tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the SEC. The tender offer will be made only pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the Schedule TO with the SEC upon commencement of the tender offer. When available, shareholders should read carefully the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer. Once the tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or from the Company’s information agent in connection with the tender offer.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

Exhibit 99.1	Press release of The ODP Corporation, dated July 18, 2022.

Exhibit 104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ODP CORPORATION

Date: July 18, 2022	/s/ Sarah E. Hlavinka
	Name:	Sarah E. Hlavinka
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

Exhibit 99.1

CONTACTS:
Tim Perrott	Danny Jovic
Investor Relations	Media Relations
561-438-4629	561-438-1594
Tim.Perrott@officedepot.com	Danny.Jovic@officedepot.com

The ODP Corporation Announces Preliminary Unaudited Results for the Second Quarter of 2022; Provides Full-Year 2022 Guidance

Approves $600 Million Share Repurchase Authorization, Including Cash Tender Offer for up to $300 Million of Shares

Boca Raton, Fla., July 18, 2022 – The ODP Corporation (NASDAQ:ODP) (“ODP” or the “Company”), a leading provider of business services, products and digital workplace technology solutions through an integrated B2B distribution platform, today announced preliminary unaudited results for the second quarter of 2022 and announced that its Board of Directors has unanimously approved a $600 million share repurchase authorization including the launch of a $300 million modified “Dutch auction” cash tender offer.

The Company expects to report its second quarter 2022 financial results in August. Based on its preliminary assessment, the Company expects to report unaudited results for the second quarter of 2022 as follows:

Preliminary Second Quarter 2022 Summary(1)(2)

•	Total reported sales of approximately $2.0 billion

•	GAAP operating income in the range of $27 to $29 million and net income from continuing operations in the range of $19 to $21 million, or $0.38 to $0.40 per diluted share

•	Adjusted operating income in the range of $53 to $55 million; adjusted EBITDA in the range of $89 to $91 million

•	Adjusted net income from continuing operations in the range of $38 to $40 million, or adjusted diluted earnings per share from continuing operations in the range of $0.78 to $0.80

•

Operating cash flow from continuing operations in the range of $(113 million) to $(115 million) and adjusted free cash flow in the range of $(120 million) to $(122 million), driven largely by investments in inventory ahead of the back-to-school season in the coming quarter

Share Repurchase Authorization and Tender Offer

The Company’s Board of Directors has unanimously approved a new $600 million share repurchase authorization, available through June 30, 2024. As a part of this new authorization, the Company also announced that it is launching a $300 million modified “Dutch auction” cash tender offer to be funded through its cash on hand and its asset-based lending facility. After the completion of the tender offer, the Company may repurchase additional shares at the Company’s discretion, subject to applicable regulatory and other legal requirements. The number of shares to be repurchased and the timing of such transactions will depend on a variety of factors, including market conditions, regulatory requirements, other corporate considerations, and could be suspended or discontinued at any time as determined by management.

“We continue to execute well against a challenging environment, delivering solid operating and financial results,” said Gerry Smith, chief executive officer of The ODP Corporation. “The work that we have done to operationally separate the company into four distinct businesses has positioned us with greater flexibility, creating distinct routes-to-market, allowing us to better serve customers and pursue growth. Our ability to reinvest in the business while repurchasing shares is a true testament to our team’s commitment to creating shareholder value and to the strength of our balance sheet. We’re excited about ODP’s strong position as we deploy capital to pursue profitable growth and generate strong returns for our shareholders.”

2022 Guidance (3)(4)

The Company’s guidance for full year 2022 is as follows:

FY 2022 Guidance
Sales	$8.45 - $8.60 billion
Adjusted EBITDA	$430 - $460 million
Adjusted Operating Income	$285 - $315 million
Adjusted Earnings per Share(4)	$4.10 - $4.50
Adjusted Free Cash Flow (2)	$200 - $225 million

“Our entire team is enthusiastic about the opportunities ahead to pursue long-term profitable growth, while enhancing shareholder returns,” said Anthony Scaglione, executive vice president and chief financial officer of The ODP Corporation. “Our strong balance sheet, diversified routes-to-market, and long-term free cash flow conversion profile provide us the ability to launch our tender offer and continue to invest in our business, while remaining in a position to enhance shareholder returns over time. Our outlook for 2022 assumes a reasonably stable macroeconomic environment for the second half of the year, and recognizes that our fiscal year-end occurs on December 31, 2022, which may affect the timing of certain income statement and working capital items. Our entire leadership team looks forward to hosting an investor day meeting later this year where we will highlight our business units, their respective strategies, and key long-term outlook and metrics,” he added.

The Company’s estimated results for the second quarter of 2022 reflect ODP’s preliminary unaudited estimates and views on market trends observed year to date for 2022 and are based on information available as of the date hereof. Actual results and estimates may differ materially from the estimates and trends described above due to developments or other information that may arise between now and the time the financial results for the second quarter or fiscal year end are finalized. These preliminary results should not be viewed as a substitute for our second quarter interim unaudited consolidated financial statements prepared in accordance with GAAP.

(1)

As presented throughout this release, adjusted results represent non-GAAP financial measures and exclude charges or credits not indicative of core operations and the tax effect of these items, which may include but not be limited to merger integration, restructuring, acquisition costs, and asset impairments. Reconciliations from GAAP to non-GAAP financial measures can be found in this release as well as on the Company’s Investor Relations website at investor.theodpcorp.com.

(2)

As used in this release, Adjusted Free Cash Flow is defined as free cash flow, which we define as cash flows from operating activities less capital expenditures, excluding cash charges associated with the Company’s Maximize B2B Restructuring program. Adjusted Free Cash Flow is a non-GAAP financial measure. Reconciliations from GAAP to non-GAAP financial measures can be found in this release as well as on the Company’s Investor Relations website at investor.theodpcorp.com.

(3)

The Company’s outlook for 2022 included in this release includes non-GAAP measures, such as adjusted EBITDA, adjusted operating income, adjusted earnings per share, and adjusted free cash flow. These measures exclude charges or credits not indicative of core operations, which may include but not be limited to merger integration expenses, restructuring charges, acquisition-related costs, executive transition costs, asset impairments and other significant items that currently cannot be predicted without unreasonable efforts. The exact amount of these charges or credits are not currently determinable but may be significant. Accordingly, the Company is unable to provide equivalent GAAP measures or reconciliations from GAAP to non-GAAP for these financial measures.

(4)	The Company’s outlook for 2022 Adjusted Earnings per Share does not include potential impact from the planned tender offer.

About The ODP Corporation

The ODP Corporation (NASDAQ:ODP) is a leading provider of business services and supplies, products and digital workplace technology solutions to small, medium and enterprise businesses, through an integrated business-to-business (B2B) distribution platform, which includes world-class supply chain and distribution operations, dedicated sales professionals and technicians, online presence, and approximately 1,000 stores. Through its banner brands Office Depot®, OfficeMax®, ODP Business Solutions™, Varis™ and Grand&Toy®, as well as others, the Company offers its customers the tools and resources they need to focus on their passion of starting, growing and running their business. For more information, visit news.theodpcorp.com and investor.theodpcorp.com.

ODP, ODP Business Solutions and Office Depot are trademarks of The Office Club, Inc. OfficeMax is a trademark of OMX, Inc. Varis is a trademark of Varis, LLC. Grand&Toy is a trademark of Grand & Toy, LLC in Canada. ©2022 Office Depot, LLC. All rights reserved. Any other product or company names mentioned herein are the trademarks of their respective owners.

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including statements regarding our preliminary second quarter unaudited results and our expected full year guidance. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations, cash flow or financial condition, the potential impacts on our business due to the unknown severity and duration of the COVID-19 pandemic, or state other information relating to, among other things, the Company, based on current beliefs and assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “expectations”, “outlook,” “intend,” “may,” “possible,” “potential,” “predict,” “project,” “propose” or other similar words, phrases or expressions, or other variations of such words. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of the Company’s control. There can be no assurances that the Company will realize these expectations or that these beliefs will prove correct, and therefore investors and stakeholders should not place undue reliance on such statements.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among other things, highly competitive office products market and failure to differentiate the Company from other office supply resellers or respond to decline in general office supplies sales or to shifting consumer demands; competitive pressures on the Company’s sales and pricing; the adverse effects of an unsolicited tender offer on our business, operating results or financial condition; the risk that the Company is unable to transform the business into a service-driven, B2B platform that such a strategy will not result in the benefits anticipated; the risk that the Company will not be able to achieve its strategic plans, and the high costs in connection with these transactions may not be recouped if these transactions are not consummated; the risk that the Company may not be able to realize the anticipated benefits of acquisitions due to unforeseen liabilities, future capital expenditures, expenses, indebtedness and the unanticipated loss of key customers or the inability to achieve expected revenues, synergies, cost savings or financial performance; the risk that the Company is unable to successfully maintain a relevant omni-channel experience for its customers; the risk that the Company is unable to execute the Maximize B2B

Restructuring Plan successfully or that such plan will not result in the benefits anticipated; failure to effectively manage the Company’s real estate portfolio; loss of business with government entities, purchasing consortiums, and sole- or limited- source distribution arrangements; failure to attract and retain qualified personnel, including employees in stores, service centers, distribution centers, field and corporate offices and executive management, and the inability to keep supply of skills and resources in balance with customer demand; failure to execute effective advertising efforts and maintain the Company’s reputation and brand at a high level; disruptions in computer systems, including delivery of technology services; breach of information technology systems affecting reputation, business partner and customer relationships and operations and resulting in high costs and lost revenue; unanticipated downturns in business relationships with customers or terms with the suppliers, third-party vendors and business partners; disruption of global sourcing activities, evolving foreign trade policy (including tariffs imposed on certain foreign made goods); exclusive Office Depot branded products are subject to additional product, supply chain and legal risks; product safety and quality concerns of manufacturers’ branded products and services and Office Depot private branded products; covenants in the credit facility; general disruption in the credit markets; incurrence of significant impairment charges; retained responsibility for liabilities of acquired companies; fluctuation in quarterly operating results due to seasonality of the Company’s business; changes in tax laws in jurisdictions where the Company operates; increases in wage and benefit costs and changes in labor regulations; changes in the regulatory environment, legal compliance risks and violations of the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws; volatility in the Company’s common stock price; changes in or the elimination of the payment of cash dividends on Company common stock; macroeconomic conditions such as future declines in business or consumer spending; increases in fuel and other commodity prices and the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; unexpected claims, charges, litigation, dispute resolutions or settlement expenses; catastrophic events, including the impact of weather events on the Company’s business; the discouragement of lawsuits by shareholders against the Company and its directors and officers as a result of the exclusive forum selection of the Court of Chancery, the federal district court for the District of Delaware or other Delaware state courts by the Company as the sole and exclusive forum for such lawsuits; and the impact of the COVID-19 pandemic on the Company’s business, including on the demand for its and our customers’ products and services, on trade and transport restrictions and generally on our ability to effectively manage the impacts of the COVID-19 pandemic on our business operations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission. The Company does not assume any obligation to update or revise any forward-looking statements.

GAAP to Non-GAAP Reconciliations

(Unaudited)

We report our results in accordance with accounting principles generally accepted in the United States (“GAAP”). We also review certain financial measures excluding impacts of transactions that are not related to our core operations (“non-GAAP”). Management believes that the presentation of these non-GAAP financial measures enhances the ability of its investors to analyze trends in its business and provides a means to compare periods that may be affected by various items that might obscure trends or developments in its business. Management uses both GAAP and non-GAAP measures to assist in making business decisions and assessing overall performance. Non-GAAP measures help to evaluate programs and activities that are intended to attract and satisfy customers, separate from expenses and credits directly associated with Merger, restructuring, and certain similar items. Certain non-GAAP measures are also used for short and long-term incentive programs.

Our measurement of these non-GAAP financial measures may be different from similarly titled financial measures used by others and therefore may not be comparable. These non-GAAP financial measures should not be considered superior to the GAAP measures, but only to clarify some information and assist the reader. Also, we believe that adjusted free cash flow is an important indicator that provides additional perspective on our ability to generate cash to fund our strategy and expand our distribution network.

For purposes of reconciling GAAP to Non-GAAP metrics for preliminary Q2 2022 results:

•	Adjusted operating income adjusts GAAP operating income for assets impairments and merger, restructuring and other operating expenses, net

•

Adjusted net income from continuing operations and adjusted earnings per share from continuing operations (most dilutive) adjust GAAP net income and GAAP diluted earnings per share for assets impairments, merger, restructuring and other operating expenses, net and their related tax effect

•

Adjusted free cash flow adjusts operating cash flow from continuing operations for capital expenditures and certain cash charges related to Maximize B2B Restructuring Plan and our previously planned separation of consumer business

Q2 2022
Assets impairments	$3 million
Merger, restructuring and other operating expenses, net	$23 million
Income tax effect	$(7 million	)
Capital expenditures	$22 million
Certain cash charges:
Maximize B2B Restructuring Plan	$1 million
Previously planned separation of consumer business	$13 million

Additional Information and Where to Find It

This news release is for informational purposes only, is not a recommendation to buy or sell any securities of the Company, and does not constitute an offer to buy or the solicitation to sell any securities of the Company.

The tender offer described above has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this new release or at all. On the commencement date of the tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the SEC. The tender offer will be made only pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the Schedule TO with the SEC upon commencement of the tender offer. When available, shareholders should read carefully the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer. Once the tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or from the Company’s information agent in connection with the tender offer.